Exhibit 99.1

monday.com Ltd.

SUPPLEMENT TO PROXY STATEMENT

FOR THE 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dated July 17, 2026

This supplement (this “Supplement”) supplements the proxy statement of monday.com Ltd. (the “Company,” “we” or “our”), dated July 2, 2026 (the “Proxy Statement”), furnished in connection with the solicitation of proxies on behalf of the Company’s Board of Directors (the “Board”) for use at the Company’s 2026 Annual General Meeting of Shareholders, to be held on August 6, 2026 (the “Meeting”). This Supplement should be read in conjunction with the Proxy Statement. Except as specifically supplemented by the information contained herein, all information set forth in the Proxy Statement remains unchanged.

Cancellation of Shares Reserved Under the 2021 Share Incentive Plan

On July 1, 2026, following review and approval by the Compensation Committee of the Board and by the Board, the Company cancelled 10,875,000 unissued ordinary shares that had previously been reserved for issuance under the Company’s 2021 Share Incentive Plan (the “2021 Plan”). These cancelled shares consisted solely of shares available in the 2021 Plan’s share reserve that were not subject to any outstanding equity awards, and the cancellation has no effect on any awards previously granted to employees, officers, directors or other service providers.

The cancellation is part of the Company’s practice of periodically reviewing its equity plan needs and cancelling automatic “evergreen” increases and share pool reserves where appropriate, in light of evolving workforce requirements in a dynamic industry. Following this review, the Board determined that the reserve under the 2021 Plan exceeded the Company’s anticipated needs, and that a reduction of the reserve was appropriate. The Board considers this action an element of responsible stewardship of the Company’s equity plan on behalf of shareholders, and it reflects the Company’s ongoing commitment to managing shareholder dilution while retaining the flexibility to attract, retain and incentivize talent.

The cancellation will be reflected as a subsequent event in the Company’s unaudited condensed consolidated financial statements for the six months ended June 30, 2026, to be furnished to the SEC on Form 6-K.

Accordingly the Company has the following ordinary shares reserved for furture issuance:

June 30,
2026
Ordinary shares	42,274,119
Outstanding share options and RSUs	3,755,167
Shares available for future grants under the 2021 Plan	11,797,025
Shares available for future grants under the 2024 Foundation plan	12,923
Shares subject to the employee share purchase plan	835,694

Total	58,674,928

* On July 1st , 2026 the Company's Board of Directors approved the cancelation of 10,875,000 unallocated reserve shares from the 2021 Plan.

** On July 1st, 2026 19,667 units were vested and converted into ordinary shares

As of July 1, 2026, total dilution under the 2021 Plan is 9.94% on a fully diluted basis.

No Effect on the Proposals or Proxies Previously Submitted

This Supplement does not change the proposals to be acted upon at the Meeting, nor the date of the Meeting or its record date, as described in the Proxy Statement, and does not affect the validity of any proxy previously submitted. If you have already voted, you do not need to take any action, and your vote will be counted at the Meeting unless properly revoked or changed. Shareholders who have not yet voted are encouraged to do so in the manner described in the Proxy Statement.

Forward-Looking Statements

This Supplement contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s anticipated equity plan needs and future equity utilization. These statements are based on current expectations and assumptions and are subject to risks and uncertainties, including those described in the Company’s annual report on Form 20-F for the year ended December 31, 2025 and in the Company’s other filings with and submissions to the SEC. The Company undertakes no obligation to update any forward-looking statements, except as required by law.